As filed with the Securities Exchange Commission on July 29, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

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Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

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Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

A conference call to discuss the acquisition of nStor by Xyratex was broadcasted live via the internet at http://www.xyratex.com/investors on Friday, July 29, 2005 at 5:30 a.m. Pacific Time/8:30 a.m. Eastern Time. A transcript of this conference call follows below.

Xyratex Limited Merger and Acquisition Announcement Conference Call.

July 29, 2005 –

C: Brad Driver; Xyratex Limited; Investor Relations

C: Steve Barber; Xyratex Limited; Chief Executive Officer

C: Todd Grisham; nStor; Chief Executive Officer

C: Richard Pearce; Xyratex Limited; Chief Financial Officer

C: Steve Thompson; Xyratex Limited; Chief Technology Officer

P: Operator;;

+++presentation

Operator: Good day ladies and gentlemen and welcome to the Xyratex Merger and Acquisition Announcement Conference Call. My name is Anne Marie and I’ll be your coordinator for today.

At this time, all participants are in a listen-only mode. We will be conducting a question and answer session towards the end of today’s conference. For assistance at anytime during the call, please press star zero and a coordinator will be happy to assist you.

I would like to turn the presentation over to Mr. Brad Driver. Sir you may proceed.

Brad Driver: Thank you Anne Marie and good morning everyone. I’d like to welcome investors, research, analysts and others listening today to Xyratex’s announcement from a proposed acquisition of nStor. The purpose of this call is to provide you with more details and information on why this acquisition is an important component of our strategic plan.

On the call today are Steve Barber, CEO of Xyratex and Todd Grisham, CEO of nStor and Richard Pearce, Chief Financial Officer. Steve Thompson Xyratex’s Chief Technology Officer is also available for the question and answer session following our formal comment.

Today’s call is being recorded and will be available for replay on the Xyratex’s investor relations home page at www.xyratex.com. A transcript will also be available by the end of the business day on an investor relations home page as well.

Before I turn it over to Steve, I would like to remind investors that this call is neither an offer to purchase nor a solicitation of an offer to sell shares of nStor. nStor stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in the press release which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer.

The tender offer statement including an offer to purchase, letter of transmittal and related tendered offer documents and the solicitation recommendation statement will contain important information which should be read carefully for any decisions are made with respect to the offer.

nStor stockholders may obtain a free copy of the tender offer and solicitation recommendation statement when they are available and copies of other documents filed by Xyratex and nStor with the Securities and Exchange Commission at the Securities Exchange Commission’s website at www.sec.gov. The tender offer statement and solicitation recommendation statement and these other documents may be obtained by nStor stockholders without cost then from Xyratex’s and nStor.

In addition, in the course of today’s conference call we will make forward-looking statements and projections that involve risk and uncertainties including statements regarding expected benefits to be obtained from the proposed acquisition of nStor.

Actually results may materially differ from our statements or projections. These statements are subject to risk and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties are detailed in Xyratex’ filings with the Securities and Exchange Commission including the company’s 20-S dated February 28, 2005.

With that, I will now turn it over to Steve Barber.

Steve Barber: Thank you Brad and good morning everyone. Thank you for joining us on this call. As you’ve seen from our press release from yesterday we have just agreed to acquired nStor technologies. We are very excited about this acquisition and the opportunity it affords Xyratex going forward.

I want to take a few minutes this morning to provide you with some background on the preferred acquisition and my perspective of why it fits within our strategic objectives and overall plans for growth in our storage and network systems division.

nStor is a leading technology supplier of flexible high-performance storage systems. For the past two decades the company had established itself as a leading provider of storage technology and an industry pioneer. nStor has achieved numerous technology (inaudible) in fiber channel and steady base rate storage systems. Storage area network solutions and storage management software.

The track record of delivering robust storage solution technology to their OEM and solution integrator customers make them an excellent fit with Xyratex. The preferred acquisition of nStor marks the end of a nine month competitive analysis of the low rate control and marketplace.

We’ve extensively tested a range of controllers in our integrator lab in Chicago. Our objective was to identify the right technology polograph (ph) to blend into Xyratex’s technology and product roadmap.

We concluded that the nStor controller is the best technology given our objective when evaluated for overall price performance, ease of use, reliability and robustness within the code.

nStor already has deep relationships with a number of industry leading customers and we are committed to maintaining and extending this relationships after the acquisition closes. Furthermore, I look forward to welcoming Todd Grisham, nStor’s CEO to the Xyratex management team.

Todd brings over 20 years of management experience in the storage industry. He has a significant track record with prior executive positions with EMC, Carion and StorageTek and he and his senior management team within nStor will bring additional capabilities to Xyratex to enable us to better address the requirements of our combined customer base and any new opportunities in the future.

I look forward to working firstly with them upon approval of this acquisition by the SEC and the nStor shareholders. Xyratex has considerable experience in the careful integration of businesses of this size. We have already identified a group of employees that will oversee the execution of our integration plans and we expect the corporation of nStor technology and people with go smoothly bringing together the largest technical and operational resources of Xyratex’s around the leadership technology core within nStor will enable a richer feature set than either company could provide independently.

Our plans our to deliver a family of fiber channel to fiber channel and fiber channel to (inaudible) rate controllers integrated within two new storage enclosure capable of holding up to six terabytes of data at the end of the year. All these products have been specifically tailored for the entry level market requirements at both nStor and Xyratex’s have been focused on the same high good (inaudible) for sometime.

Our combined product lines could also be easily integrated with as little technology within each other’s core technology. Everyone at Xyratex is excited by the potential this acquisition brings to the company’s future growth opportunities. As I’ve said in previous calls, our strategy has been and continues to be one that seeks to provide increasing value add to our current customers and Xyratex’s new customers with a compelling breathe of technology and storage solutions.

This acquisition fits precisely that strategy. With nStor’s and Xyratex’s technology base expand the RK (ph) ability of the company, strengthening our engineering and managements teams and providing accelerated growth with current and new customers at a time when the need for this technology is at a positive point with regard to near to medium term demand.

I would now like to hand over to Richard who will cover the financial invitations of the proposed acquisitions.

Richard Pearce: Thank you Steve. Firstly, I would like to provide some indications of the impact of the acquisition on revenue and non-GAAP earnings per share.

We anticipate the transaction closing early in our fourth quarter and the affect on our fiscal year would depend on the timing of this. Based on revenue trends and recent customer wins which Todd will describe in just a minute the current nStor business will expected to be between 5 and 7 million of revenue in our fourth quarter up from approximately 3 million on their first quarter.

In our 2006 fiscal year we are expecting revenue from this business to be between 30 and 35 million as the momentum with existing customers continues and new customer opportunities are developed.

At this level this contribution will be accretive to our 2006 non-GAAP EPS by up to $0.05. As discussed the effect on our 4Q for fiscal 2005 depends on timing. Including certain integration costs our non-GAAP EPS could be diluted by up to $0.03 in this quarter.

Moving now to structure and financing as part of the merger agreements we have loaned nStor 1.5 million to fund the business prior to the closing and have agreed to loan up to a further 3 million if required. This and the 21.2 million purchase price will be funded from existing cash balances and anticipated positive operating cash flows.

In addition we have agreed to assume a further 3.8 million shareholder loan which we anticipate repaying in the near term.

I’d now like to hand over to Todd to cover this potential acquisition from a nStor perspective.

Todd Grisham: Thanks Richard. We too are excited about the capabilities for the joint offerings. The merger allows nStor immediate access to funding, high density technology enclosures, scale and overall financial stability. The incremental resources, volume procurement, capabilities and customer acquisition possibilities that will now be afford nStor and our products are far above what we could have achieved alone.

The Xyratex’s global presence as well as financial stability will open many opportunities within a very dynamic market segment. The go-to-market strategy for both companies is very synergistic. In general, we both focus on the same types of customers, OEMs as well as solution integrators…

The go-to-market strategy for both companies is very synergistic. In general, we both focus on the same types of customers, OEMs as well as solution integrators worldwide. Yet the actual accounts where our products have been targeted has been different and there’s very little customer overlap.

To date, nStor has been successful in positioning our technologies with traditional server providers, supporting email, backups and database applications as well as specialized vertical OEMs targeting medical imaging and video editing and commercial insertion APPS. The merger with Xyratex give us the capability to broaden our focus and to compete for incremental and new Tier 1 OEM opportunities. The timing couldn’t be better.

nStor’s current customers such as NEC, Rackable Systems, Gateway and a number of others will now have access to a much broader support infrastructure as well as enhanced procurement and manufacturing capabilities. This transaction provides us the means to significantly expand our research and development activities, enhance our customer support, and provide market leading storage solutions to a wider range of customers.

We believe the combination of nStor’s experience, our value added rate controller technology, our storage management software along with Xyratex’s expertise in high volume, high availability storage system enclosures creates a new set of opportunities for both of us and gives us a competitive edge in the market.

Together we will provide world class storage solutions including a superior rate controller integrated into 2U, 3U and 4U configurations, J-bod, S-bod and a superior software management suite to a market leading segment that is growing very quickly. We have a strong roadmap for the future that will set us apart from our competitors and enable us to capture a larger piece of the storage market.

Following the announcement we spoke with a number of our customers and partners who voice strong support for the acquisition. They specifically highlighted the benefit of combining these technologies and cultures to create a fully integrated set of industry leading products and offerings that meet their individual requirements.

In summary, we are tremendously pleased to be part of such a strong and energetic company and believe that collectively we are very, very well positioned for the future.

I’d now like to open up the call for questions.

+++q-and-a

Operator: Ladies and gentlemen if you wish to ask a question please press star followed by one on your touchtone phone. If your question has been answered or you wish to withdraw your question, please press star followed by two. Again to ask a question the command is star one and we will pause for a moment as questions queue up.

And your first question will come from Tom Curlin with RBC Capital Markets. Please proceed.

Tom Curlin: Good morning.

Steve Barber: Good morning Tom.

Tom Curlin: The internal rate efforts of Xyratex’s do we assume that those come off in terms of our being expensed over the next few quarters or did you have some design wins with those efforts that will carry those for a while if you will on the income statement?

Steve Thompson: Tom it’s Steve Thompson. We see the segments as being quite different. You’ve got mid-range segments and entry segments and low and enterprise segments and we believe we need to have technology which is very specifically chained to each one so the acquisition of nStor is primarily aimed at the entry level segment. All the organic development we’ve been doing has been aimed at the mid-range to low and enterprise segment. So there will be some synergies in terms of management interfacing that we can reach going forward but we see the requirements for two platforms moving forward to address the market specifically. I’m not a believer in the warm products suits all segments particularly when you’re dealing with such large revenue opportunities in each one.

Tom Curlin: And this may have been mentioned earlier on in the call, I apologize if that’s the case but do you feel like the kind of bringing nStor into the Xyratex’s old strengthens their position with some of the new potential OEM customers that they might be pursuing in the segment that you describe?

Steve Thompson: Todd you want to take that question?

Todd Grisham: Yes I will. Very much strengthens our position. I think one of the key things we’ve commented on is the scale and the procurement and manufacturing capabilities which obviously relates to costs. We’re tremendously excited about the opportunity afforded us in that area. Secondly obviously, the nStor is a stand alone business did not have the resource or capability to take on those type opportunities and so we’re very excited about being in an environment where it’s financially stable and with a support infrastructure that enables us to compete fairly. So do believe there is tremendous upside there.

Tom Curlin: What’s been the feedback from OEMs that you might be pursuing in that regard?

Todd Grisham: Well I think the people that I’ve spoke with that are current customers that are large OEMs they’re very excited about seeing the technology move forward inside such an infrastructure and having the capabilities to scale going forward. I also believe that our technology is very, very well positioned within the market segment we’re approaching and should be attractive to those future customers and gives us the ability to compete fairly for them.

Steve Thompson: Tom we’ve also given we supply the (inaudible) technology. Also tested the design points of the roadmap into Xyratex’s customer base and it’s been quite warmly received. So we see positive advantages both in the existing customer base of nStor and Xyratex going forward.

Tom Curlin: All right that’s very helpful. Thanks very much.

Operator: And your next question will come Steve Burr with Tom Siegel. Please proceed.

Steve Burr: Hi good morning. I guess this is for Steve or Richard. It seems to me that the revenue ramp that you’re expecting next year from these products is relatively aggressive considering what the company is actually running at now and what their year to year changes from last year. Can you give us any help on understanding why you have confidence in revenue hopping up as much as you’re expecting?

Richard Pearce: It’s Richard here Steve I’ll answer that. I guess the only date which is out there at the moment from an nStor perspective is their 1Q and I’m not able to comment on the 2Q which they would have closed in June and the numbers will be out later in August. I think that I made it clear that we see the opportunities for a 5-7 million revenue in our 4Q so you’re seeing the increase that nStor’s already seen this year or at least what we’re expecting in that business which will be a 50% increase – oh sorry, a 100% increase between 1Q and 4Q so if you just look at coming out of the back end of the year at that sort of run rate yes you don’t have to step that up significantly from where we almost are today to get to the numbers to 30 to 35 which I’ve suggested and I guess with the additional opportunities that Todd and Steve have both talked about we’d like to think that there’s between the two of us opportunity and I guess, you know, with the additional opportunities that Todd and Steve have both talk about, you know, we’d like to think that there’s — you know, between the two of us, opportunities on the upside in excess of that.

Steven Berg —Punk, Ziegel & Co.—Analyst

OK, so just to be clear, it seems like you can see something that allows you to be comfortable with Q4 number that investors currently cannot see, does that make sense?

Richard Pearce —Xyratex Limited—Chief Financial Officer

I guess the investors can see it because you know, expectations, estimations, are not out there that far for nStor, so I can’t give any more detail at this stage, but you know, we are very comfortable with the projections that we’ve given here.

Steven Berg —Punk, Ziegel & Co.—Analyst

Great, thank you very much.

Operator

And your next question will come from Keith Bachman, with Bank of America. Please proceed.

Keith Bachman —Banc of America Securities—Analyst

Yes, hi guys. I have a couple of questions. I wanted to see if you could — I think you mentioned that they would be $0.03 dilution this quarter. I think it was from integration cost. I wanted to see if you could just quest (ph) that out a little bit more and then I wanted — the second question is give you some push back. You mentioned that non GAAP EPS would be accretive, say order of magnitude $0.05 next year.

Richard Pearce —Xyratex Limited—Chief Financial Officer

Yes.

Keith Bachman —Banc of America Securities—Analyst

I really want to get some push back there. In the previous call, asked about the revenue side, but you know, I think from the last conference call when you announced an acquisition, frankly, there was some disappointment on how the op ex ran in the conference call that was shortly thereafter.

Are you guys really comfortable that you’ve modeled in not only the revenue, but also appropriately calculated the op ex associated with ramping this business line with such significant revenue growth and you are going to have a product line that already exists in your current portfolio. So I want to stop there, but would appreciate some feedback on those two questions.

Richard Pearce —Xyratex Limited—Chief Financial Officer

OK. I mean in Q4, the $0.03 potential impact is not solely related to integration costs. I mean if you look at nStor financials today, which you know I’m not going to change significantly in the very short-term, particularly in terms of expense, and you look at the gross margin profile, at the revenues that we are talking about in 4Q, you know, in the five to seven level, at the current gross margins with the expense base continuing to run at you know approximately three million level that gets you down to you know the $0.03 potential impact on a non GAAP basis in 4Q, and as

I said, a lot of that will depend on when the acquisition takes place, but assuming it happens at the beginning of September, and we get the full three months worth in our final 4Q, that’s how I get to those numbers.

In terms of 2006, I think you know in terms of the ODI acquisition, which you know, I won’t major on, but I think you know maybe there was a little bit of confusion about when the expenses actually came into that business and you know maybe I was not being clear enough on that in terms of the ramp that came at the back end of the year as, you know, 95 percent of the revenues are coming in 3Q and 4Q, but I think the expectation was that the expenses were relatively linear throughout the year and I wasn’t clear enough on that.

So I think in terms of this acquisition, you know, we are comfortable that the expense rates which go with it you know will not be significantly increased from where they are today. I think in the R&D side, we see the capability to pool the resources of nStor and Xyratex to bring all the products together, and on the SG&A side, there are definitely synergy benefits between the two and you know I can’t go into too much detail at this side, and those will come out as we develop the integration plan, but you know, I’m comfortable with where we are on that expense key.

Keith Bachman —Banc of America Securities—Analyst

And just to follow-up, if I can, to get to $0.05, I would assume it’s both and revenue growth as well as cutting cost on the target that you’re buying, is that a fair way to think about it? It’s not just revenue growth, but there’s costs that you can take out of the target?

Richard Pearce —Xyratex Limited—Chief Financial Officer

There are certain costs we can take out, and you know, I would say that that’s not in the R&D area where we continue to invest in. If you look at the expense base, the R&D today, represents just about a third of our overall expense base, but definitely in the G&A function and the synergies between our to sales functions we do see some opportunity. And as well as a cost savings we talked about in the actual cost base, being out of — probably the margin a little bit up from where they are today.

Keith Bachman —Banc of America Securities—Analyst

Right. One last one then I promise to cede the floor, but this is a new type of acquisition for you guys, in that you are buying a company that is losing money and going to attempt to turn it around and make it incrementally very profitable. Obviously you made a decision, but recognize that this is a different type of acquisition. Am I not thinking about that in the past? Have you guys done this before? Is there a precedent?

Richard Pearce —Xyratex Limited—Chief Financial Officer

We have done it before, Keith, as Xyratex going back into the mid to late ‘90s.

Keith Bachman —Banc of America Securities—Analyst

So (inaudible—microphone inaccessible)

Richard Pearce —Xyratex Limited—Chief Financial Officer

Yes, but remember, we are currently shipping third party RAID controller technologies into our customer base, so when you start to lever each of the synergy benefits from the accounts with this technology, we can see a combined opportunity bigger than Todd can see because we’ve got two channels now to pour the technology into.

So we believe that it’s possible to, a) to sustain and enhance Todd’s existing volume ramp; that’s occurring in 2005, and add some extra kicker because we’ve got the Xyratex channel working for him as well.

Keith Bachman —Banc of America Securities—Analyst

OK. Thank you for taking my questions.

Richard Pearce —Xyratex Limited—Chief Financial Officer

Thank you.

Operator

And your next question will come from Anarka Barua (ph), also with Bank of America. Please proceed.

Anarka Barua —Bank of America—Analyst

Hi guys, sorry to double op on you guys here, but can you just — clearly, the gross margin is much higher than your current (inaudible) systems margin, almost 2x. Can you talk a little bit about how much of that module, and this is overall install margin, is from the systems business?

And then how much is from the software component, software — you know component of the revenue stream? And then also, just sort of piggybacking off of Keith question, do I understand you correctly, in that the overall operating margin from nStor will be you know about the same as today’s Xyratex corporate operating margin?

Richard Pearce —Xyratex Limited—Chief Financial Officer

Todd, do you want to take that first part of the question?

Todd Grisham —nStor—Chief Executive Officer

Yes, I will. Anarka, very specifically to the margin component on the product, we have been very successful with positioning one, our products as a total solution. Two, it’s the same customer base. And that has helped us in the area.

Secondly, we do not integrate a third party controller or third party software product into the box, and so it is all our own IT, and obviously provides an incremental margin opportunity.

Third component of that is we have integrated a solution service offering with our products that began goes through the indirect channels, and that is a small portion, but does add a few points to the equation.

In comparison, I think to the current Xyratex model, obviously with our scale, the size of our customers has been smaller, therefore you know it is a smaller volume base and therefore we are able to achieve a little bit better pricing considerations. I think we will be able to show similar margin growth, you know, by adding our own value going forward, and enhancing the sales model to include some of those components.

Anarka Barua —Bank of America—Analyst

OK, and one quick follow-up, in the original commentary I just — you know, earlier in the call, you guys spoke about keeping you know separate controllers for low-end, midrange, high-end, but you also spoke about being able to realize synergies between nStor’s controller technology and some of the existing work that you guys are doing. Should we view that to mean that over time you’ll be able to potentially increase the gross margin of the current (inaudible) subsystems business?

Richard Pearce —Xyratex Limited—Chief Financial Officer

I think you know a lot will depend on the customer profile as we move forward. I think you know, looking at current customers, and based on the current run rate then bringing in you know some of our own RAID technology here, where previously we’ve integrated third party, will definitely help in the margins of that side of the business, and it really just depends what proportion of the business and then becomes, but we do see some incremental benefits in terms of margin going out, yes.

Anarka Barua —Bank of America—Analyst

OK, great. Thanks a lot.

Todd Grisham —nStor—Chief Executive Officer

Just to add to that, there is an opportunity on top of a captive controller to start adding value added software features with time, and they will also help to drive more value and more margin into the rollback.

Operator

And your next question will come from Glenn Hanus, with Needham & Co. please proceed.

Glenn Hanus —Needham & Co.—Analyst

Maybe just to follow-up on the financial front, should we model fiscal 06 to kind of steady ramp in revenue first-year (ph) ballpark?

Todd Grisham —nStor—Chief Executive Officer

Yes, I think a steady (ph) increase from what I’ve given in 4Q going out and to the back end of 4Q 06.

Glenn Hanus —Needham & Co.—Analyst

And what — roughly when would you sort of expect to be sort of breakeven accretion solution (inaudible)

Todd Grisham —nStor—Chief Executive Officer

Yes, you were breaking up little bit on me then, Glenn, but I think the question is you know when are we going to hit a breakeven level I guess from this business as a stand-alone business, and based on our expectations of the integration plan today, I would expect that in 2Q of next year.

Glenn Hanus —Needham & Co.—Analyst

OK, and maybe for Todd, hi Todd.

Todd Grisham —nStor—Chief Executive Officer

Good morning, Glenn.

Glenn Hanus —Needham & Co.—Analyst

Congratulations there.

Todd Grisham —nStor—Chief Executive Officer

Well thank you.

Glenn Hanus —Needham & Co.—Analyst

Maybe you could just talk about four product buying and sort of the competitive landscape (inaudible) I take it you have some software initiatives related to the (inaudible) so maybe you could talk about sort of products, timeframe, your roadmap, and the competitive landscape (inaudible)

Todd Grisham —nStor—Chief Executive Officer

Well, you know, we’ve targeted the SME SMV (ph) or you know then the turn forward is the entry-level (ph) and I think probably the best frame work to that is maybe in the banding that you see from some of the market analysts. But we do see a quickly growing opportunity within the 2U configuration, with expandability.

And one of the things you and I have talked about in the past is how it is becoming a disruptive opportunity for higher end products, and with that, you start seeing feature functions like snap copy, remote mirroring, et cetera becoming software components of that RAID controller stack. I think probably more importantly do is the growth and acceptance of SAS technology, as that becomes cost effective, gives you a true transition from what used to be our old SCSI base.

You are also seeing an opportunity I think to combine SAS and SATA technology from a disk drive perspective, with either fiber Channel or SAS host connect in a mixed environment, and it gives you almost a tertiary storage view inside the same enclosure.

The other component I think we are seeing is that there is a migration and transition away from a large amount of the direct attached storage, or the DAS market, that the traditional server providers have put out in the past, and that enables, you know, a clustering opportunity and significant growth in that area for shared storage, shared file access to the user. So, I think all of those components contribute.

One more comment I would make there is that the backup marketplace with dis-spaced (ph) backup with SATA technology and SAS technology is highly price competitive to some of the traditional technologies, and that’s affording an incremental in growth market. So, pretty bullish on the space.

I think the other component I see, and this is related to the joint road maps, is that some of the Xyratex products that they have announced give us the ability to market tremendously high density, high performance enclosures and RAID technology to the same market, so the product breadth and synergies in the software management side look pretty attractive.

Glenn Hanus —Needham & Co.—Analyst

And just on the competitive landscape, as you compete for (inaudible—technical difficulty)

Todd Grisham —nStor—Chief Executive Officer

You know, even as a small company, we’ve been highly successful over the past 16-18 months at competing for deals against some of the known players in this segment, and it’s been interesting. One of the things, even as a small company, we’ve been given high accolades with regards to our technology, the robustness of the technology, the amount of breadth in the RAID (ph) code itself and the quality of the products that we’ve shipped. So, we’ve been relatively successful for a company our size.

You know, there’s several other public companies that compete in this space, but I don’t think any of them have the breadth, the resources, or the scale that we now possess. So, feeling fairly bullish, to stay away from names specifically.

Glenn Hanus —Needham & Co.—Analyst

All right, thanks.

Operator

(Operator Instructions).

Your next question will come from Clay Sumner with Friedman Billings Ramsey. Please proceed.

Clay Sumner —Friedman, Billings, Ramsey—Analyst

Thanks very much. I guess, first of all, you guys hinted about integrating the nStor controller with the Xyratex enclosure. Can you just talk about how soon that could happen and how quickly could you quality and start selling that solution?

Steve Barber —Xyratex Limited—Chief Executive Officer

Hi, Clay. It’s Steve Barber. What we’ve been trying to do—looking at is setting the road maps, and as Todd indicated, we see opportunities to leverage the strength of both sides of the business—technology road maps that both companies can bring. I think we can see, I guess, the earliest notification in integrating those 2 components late fourth quarter (inaudible) start of the new year, we can see a range of products running forward as we go through . . .

Clay Sumner —Friedman, Billings, Ramsey—Analyst

So, at this point, you’re buying third-party RAID controllers when you’re selling to your Xyratex customers a RAID solution, but you could imagine selling an nStor controller as early as the first quarter of next year for you?

Steve Barber —Xyratex Limited—Chief Executive Officer

I think (inaudible)—in reality, though, a number of our customer relationships will wish to remain with current technologies for their general purposes. I think having a broader product base, which allows us access to different markets that we can currently (inaudible), is definitely an option to keep (ph) the growth here.

I don’t envision that we could see all our customers transitioning; it may not fit their timing or product requirements. What I do see is new opportunities to leverage the strengths of both companies into current and new accounts.

Clay Sumner —Friedman, Billings, Ramsey—Analyst

And Todd talked about the importance of the acquisition of (inaudible) he’ll have more resources to grow his business essentially. So can you talk us, Richard, a little bit about OPEX should look like beyond the fourth quarter, may be in the first two quarters, first quarter, second quarter next for nStore. What would be incremental OPEX be per quarter.

Steve Barber —Xyratex Limited—Chief Executive Officer

I think when Todd talked about the incremental capabilities, a lot of that is the capabilities (inaudible) today. So you obviously seen those findings (inaudible) somewhere about $3 million a quarter and I talked about, we don’t, we definitely don’t change reduction in the R&D impetus of the two companies together.

But I see some synergy savings around the SG&A areas where, now we wouldn’t have to invest in area that we would have planned to invest in. So I see on top of our current expectations that the increased expense would be around 2.5 million a quarter.

Clay Sumner —Friedman, Billings, Ramsey—Analyst

OK, and then is nStore contribution or the, expansion that the ramp of nStore, may be Todd, a question for you. Is that primarily a function of expansion of your current customers or you really talking, is the ramp being driven by new customer wins? I guess as an auxiliary question to that, did you need to do this deal to be able to secure some of those wins.

Todd Grisham —nStor—Chief Executive Officer

Yeah, good morning, Clay. Good to talk to you again. I think there is three difference specific components of what, answers to your questions. One is that we feel that the current customer base that we have it nStore can be grown through the acquisition which is a, incremental products, which is incremental scale when we go to manufacturing, procurement etc.

The second component of that is new customer wins that nStore has recently brought to the table. We have announced several of those and those are starting to grow. And inside those customers that we won a product-specific type opportunity. And with the broader product line and the capabilities now (audio disturbance) through this, I think we have the opportunity to compete for incremental opportunities inside those customers.

The third piece there are truly a significant number of opportunities that are being put out to bid, put out on the Street from large customers, where they join product line and joint resource capabilities, give us a good chance of winning and then probably I guess I would add one more to that. I think there is an incremental opportunity for us to market the nStore technologies through the traditional customer basis (inaudible) restore pieces of that, that give us the ability to grow this business and grow it fairly quickly. That’s what we are depending on.

Clay Sumner —Friedman, Billings, Ramsey—Analyst

OK, and then, Steve, can you guys just talk about where people will be located. What kind of moving plans do you have at this point?

Steve Barber —Xyratex Limited—Chief Executive Officer

I’m not planning any significant changes which (inaudible) our changes to develop the R&D base of setting this. We have a strong team in nStore and as Todd indicated we will be working with the operational sides to enable sale in this business and there is a lot of coming down the way to look at how best we can utilize our operational global scale to exist on that operational part of the business to enable the ramp that we see.

Clay Sumner —Friedman, Billings, Ramsey—Analyst

OK, thank you very much.

Operator

And there are no further questions at this time. I would like to turn the presentation back to Mr. Driver for closing remarks.

Brad Driver —Xyratex Limited—Investor Relations

All right, thanks Ann Mary. Thank you for joining us this morning. I realize its always an early hour on pre-market open calls. We will be reporting our Q3 earnings in mid-late September so please check our website for that date. I’ll be presenting at the RBC conference here on Wednesday, August 03 as well as the Citigroup and (inaudible) conference in September. So look forward to seeing you then and otherwise we’ll talk to you on our next earnings call.

Thanks, bye.

Operator

Ladies and gentlemen, thank you so much for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a great day.